Balance Sheet

Black Sands Entertainment Inc.
As of December 31, 2023

Prepared by Charlene Quinn dba H and R Block

Balance Sheet

Black Sands Entertainment Inc.
As of December 31, 2023

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Chase Checking-5299	43,494.27
Chase Savings-5656	773,880.98
PayPal	26,003.76
PerBus Checking-9311	3,381.76
Regions Checking-8450	63,749.68
Regions Savings-7119	1,369.80
USAA Checking-5596	471.06
USAA Performance First Savings-7604	86,006.66
Total Cash and Cash Equivalents	**998,357.97**
Cash Transfer	413,900.06
Inventories	144,654.87
Total Current Assets	**1,556,912.90**
Fixed Assets	
Computer Equipment Cost	2,371.95
Less Accumulated Depreciation on Computer Equipment	(1,743.00)
Less Accumulated Depreciation on Mobile App Cost	(422,859.00)
Less Accumulated Depreciation on Office Equipment	(5,249.00)
Mobile App Cost	461,300.00
Office Equipment Cost	9,038.98
Total Fixed Assets	**42,859.93**
Total Assets	**1,599,772.83**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Suspense	10,232.61
Total Current Liabilities	**10,232.61**
Long Term Liabilities	
Credit Card Payable	9,147.83
Total Long Term Liabilities	**9,147.83**
Total Liabilities	**19,380.44**
Equity	
Current Year Earnings	(284,040.40)

	DEC 31, 2023
Equity Crowdfunding	1,185,176.26
Retained Earnings	(346,780.91)
Stockholders Capital	1,026,037.44
Total Equity	**1,580,392.39**
Total Liabilities and Equity	**1,599,772.83**

Business Cash Flow Summary

Black Sands Entertainment Inc.
For the year ended December 31, 2023

Prepared by Charlene Quinn dba H and R Block

Business Cash Flow Summary

Black Sands Entertainment Inc.
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	486,498.75
Payments to suppliers and employees	(770,539.15)
Net Cash Flows from Operating Activities	**(284,040.40)**
Investing Activities	
Proceeds from sale of property, plant and equipment	155,360.00
Payment for property, plant and equipment	(649.98)
Other cash items from investing activities	(294,683.14)
Net Cash Flows from Investing Activities	**(139,973.12)**
Financing Activities	
Other cash items from financing activities	1,012,400.73
Net Cash Flows from Financing Activities	**1,012,400.73**
Net Cash Flows	**588,387.21**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	409,970.76
Net cash flows	588,387.21
Cash and cash equivalents at end of period	998,357.97
Net change in cash for period	**588,387.21**

Income Statement (Profit and Loss)

Black Sands Entertainment Inc.
For the year ended December 31, 2023

Prepared by Charlene Quinn dba H and R Block

Income Statement (Profit and Loss)

Black Sands Entertainment Inc.
For the year ended December 31, 2023

	2023
Income	
Interest Income	106.18
Other Revenue	642.98
Sales	485,749.59
Total Income	**486,498.75**
Cost of Goods Sold	
Cost of Goods Sold	207,719.31
Total Cost of Goods Sold	**207,719.31**
Gross Profit	**278,779.44**
Operating Expenses	
Account Hold Clearing	53.23
Advertising	114,801.52
Art Work/Colorist	23,281.00
Automobile Expenses	2,711.71
Bank and Credit Card Charges	877.74
Business Communication	72.65
Business Event	6,477.16
Business Supplies	4,449.67
Consulting & Accounting	8,700.00
Depreciation/Amortization	155,360.00
Dues & Subscriptions	4,189.52
General Business Expense	19.95
Insurance	1,593.12
Interest Expense	720.02
Legal and Professional Expenses	22,383.08
Meals	12,656.20
Office Expenses and Software	1,820.91
Parking	485.95
Postage, Shipping & Delivery	76,795.14
Printing & Stationery	56,258.00
Publishing	1,158.00
Rental Car or Lease	8,278.44
Repairs and Maintenance	85.00
Research Expense	881.58
Royalty Fee	2,400.00
Shopify Fees	4,583.07

	2023
Taxes and Licenses	1,407.09
Telephone & Internet	5,316.07
Toll Bridge	165.00
Transaction Fee	7,619.16
Travel	6,506.43
Website App	30,713.43
Total Operating Expenses	**562,819.84**

Operating Income

(284,040.40)

Net Income

(284,040.40)

Owner's Equity Summary

Black Sands Entertainment Inc.
For the year ended December 31, 2023

Prepared by Charlene Quinn dba H and R Block

Owner's Equity Summary

Black Sands Entertainment Inc.
For the year ended December 31, 2023

	2023
Equity	
Opening Balance	828,710.01
Current Year Earnings	(284,040.40)
Equity Crowdfunding	1,058,914.11
Stockholders Capital	(23,191.33)
Total Equity	**1,580,392.39**